

February 25, 2015

Via E-mail
Mr. Robert Giammatteo
Chief Financial Officer
Ascena Retail Group, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re:** **Ascena Retail Group, Inc.**
> **Form 10-K for the Fiscal Year Ended July 26, 2014**
> **Filed September 23, 2014**
> **File No. 000-11736**

Dear Mr. Giammatteo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 26, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies, page 46
Impairment of Goodwill and Other Intangible Assets, page 47

1. We note your disclosure on page 48 that the fair value of the Justice reporting unit substantially exceeded the related carrying value as of your annual assessment in the fourth quarter of fiscal 2014. We also note that operating income of the Justice segment declined 45%, from $182.3 million to $99.3 million, during fiscal year 2014 primarily as a result of a decrease in gross margin rates and increases in buying, distribution and occupancy costs and depreciation expense. Please provide the following:

- the percentage by which the Justice reporting unit´s fair value exceeded its carrying value as of June 26, 2014;

- an explanation of how the decline in operating income that occurred during fiscal year 2014 was considered in your goodwill impairment analysis. Please specifically address the fact that the lower gross margin rate was mainly attributable to higher promotional markdowns, which resulted from increased promotional activity required to sell through seasonal merchandise; and

- whether you believe the continued decline in the Justice segment's operating income through the quarter ending October 25, 2014 puts it at risk for potential impairment of its related goodwill as of October 25, 2014.

2. We note from your discussion on page 48 that the Lane Bryant segment's anticipated sales growth rate slowed in the latter half of fiscal 2014 as a result of some of the macroeconomic pressures experienced in much of the specialty retail industry. Given the significance of the goodwill associated with your Lane Bryant segment at July 26, 2014 of $319.1 million, please tell us the percentage by which the Lane Bryant reporting unit´s fair value exceeded its carrying value as of that date. If this reporting unit is at risk of failing step one of the impairment test (as defined in ASC 350), please confirm that you will provide the following disclosures in the critical accounting policies section of Management's Discussion and Analysis:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Selected Financial Information, page F-41

3. We note that the non-GAAP measure, adjusted EBITDA, is presented for five years; however it is only reconciled to net income for the most recent three years. Please revise to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure for each period that this non-GAAP measure has been presented in your filing. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining